Exhibit 99.5

August 12, 2021	News Release 21-15

Pretivm Records Second Quarter 2021 Operating and Financial Results;
Remains On-track for Annual Guidance; Cash Position Now Exceeds Debt

Vancouver, British Columbia, August 12, 2021; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces operating and financial results for the second quarter 2021 (see “Key Operating Metrics” and “Key Financial Metrics” tables below).

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2021 and 2020, available on the Company’s website and on SEDAR and EDGAR.

“The second quarter of 2021 started under some challenging circumstances, but thanks to the hard work of our team we made consistent improvements through the quarter and we remain on track to achieve our annual guidance,” said Jacques Perron, President and Chief Executive Officer of Pretivm. “We accomplished another profitable quarter with $152.3 million in revenue, generated $50.7 million in free cash flow and we have reached a key turning point where our cash position now exceeds our debt.”

“Our resource expansion drill programs continue to successfully intercept high-grade mineralization immediately adjacent to existing underground infrastructure. Follow-up drilling is currently underway targeting the potential expansion of the Valley of the Kings deposit. Drilling results are expected to be released throughout the remainder of the year and will contribute to the updated Mineral Resource estimate we plan to release in the first half of next year.”

Second Quarter 2021 Highlights

●	Our top priority continues to be the health and safety of our employees, contractors and neighbouring communities in northwest British Columbia (“BC”). We worked 707,834 hours with one lost-time injury during the second quarter 2021. There were no outbreaks of COVID-19 at the Brucejack Mine in the second quarter.

●	Production was 83,083 ounces of gold in the second quarter of 2021, compared with 90,419 ounces in the second quarter of 2020. Lower production in the second quarter 2021 reflects the residual effects of the COVID-19 outbreak in the first quarter, as well as performance issues with several stopes during and following the outbreak. Stope performance improved over the course of the quarter and at the end of the second quarter there were 7,718 ounces of gold remaining in-circuit compared to 998 ounces in the second quarter 2020.

●	Revenues of $152.3 million from the sale of 84,618 ounces of gold. Revenue in the second quarter 2021 represents an 8.6% decrease from the second quarter of 2020 driven primarily by a 11.9% reduction in gold ounces sold, partially offset by a 3.8% increase in the average realized price(1) of gold to $1,804 per ounce.

●	Another profitable quarter, with $0.16 in net earnings per share and $0.15 in adjusted earnings per share(1,2). Net earnings were $30.7 million and adjusted earnings(1,2) were $28.5 million for the quarter, compared to the second quarter of 2020 when net earnings were $36.1 million and adjusted earnings(1,2) were $32.9 million. The decrease was primarily due to lower ounces of gold sold, partially offset by decreases in deferred income tax expenses and cost of sales.

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	Refer to the revised definition of adjusted earnings in the “Non-IFRS Financial Performance Measures” section.

●	Revenues drove EBITDA(1) of $72.7 million and free cash flow(1) of $50.7 million. EBITDA and free cash flow in the second quarter 2021 decreased compared to the second quarter 2020 ($86.1 million and $82.7 million, respectively) due to lower revenues and increased levels of capital expenditures.

●	AISC(1) of $1,099 per ounce of gold sold is within annual guidance. AISC in the second quarter 2021 was higher than AISC of $911 per ounce of gold sold in the second quarter of 2020. The strengthening Canadian dollar, reduced sales volumes as well as higher levels of planned sustaining capital expenditures contributed to higher AISC. Planned sustaining capital expenditures include accelerated rates of underground development, comprehensive drill programs and improvement-oriented capital expenditures.

●	We remain on track to achieve our 2021 guidance of 325,000 to 365,000 ounces of gold produced at an AISC between $1,060 and $1,190 per ounce of gold sold. We have lowered the expected range of sustaining capital expenditures by $10.0 million to $40.0 -$45.0 million and we are increasing our expected range of expansion capital expenditures by $10 million to $65.0 - $75.0 million. Free cash flow(1) is expected to be within the existing guidance range of $120.0 to $170.0 million.

●	Cash and cash equivalents increased to $202.5 million as at June 30, 2021 from $174.8 million as at December 31, 2020 and included the repayment of $54.7 million in debt in the quarter. As at June 30, 2021, we had long term debt of $195.2 million and available liquidity of $400.8 million including cash and cash equivalents and the undrawn revolving portion of our senior secured loan facility (the “Loan Facility”).

●	On August 9, 2021, we completed a refinancing of our Loan Facility. The amended Loan Facility (the “Amended Loan Facility”) consists of a $100.0 million amortizing, non-revolving term credit facility (the “Term Facility”) and a $250.0 million revolving credit facility (the “Revolving Facility”), further increasing our liquidity as well as reducing our quarterly repayments to $5.9 million under the Term Facility from $16.7 million under the term facility of our former Loan Facility.

●	Underground drilling continues to confirm potential for Mineral Resource expansion at Brucejack. Resource expansion drilling intercepted high-grade gold mineralization, demonstrating the potential to extend the Valley of the Kings deposit directly to the north and at depth, adjacent to existing infrastructure. Follow-up drill programs and near-mine exploration programs are currently under way and results are expected through the third and fourth quarters of 2021.

●	Executing on our objective to reduce carbon emissions. We have committed to purchase battery electric vehicles to replace our fleet of diesel-powered underground haul trucks. We forecast a reduction of approximately 24% or ~6,900 tonnes of carbon dioxide equivalent (tCO2e) annually after the roll out of this multi-year plan from 2021 to 2023.

[1]	Refer to the revised definition of adjusted earnings in the “Non-IFRS Financial Performance Measures” section.

Second Quarter 2021 Operations Overview

Key Operating Metrics

	3 months ended Jun. 30,		6 months ended Jun. 30,
	2021	2020	2021	2020
Ore milled (t)	330,480	327,262	671,537	672,401
Mill throughput (tpd)	3,632	3,596	3,710	3,695
Head grade (g/t gold)	8.6	8.9	8.4	8.3
Gold recovery (%)	97.4	96.7	97.1	96.6
Gold produced (oz)	83,083	90,419	168,878	173,307

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne) and oz (ounces).

We established COVID-19 management plans and implemented enhanced protocols and preventative measures to mitigate the spread of COVID-19 at the onset of the pandemic in 2020.

We continue to follow our COVID-19 management plans as well as directives of federal, provincial and regional authorities. We also continue to enhance our commitment to preventative measures for our workforce and local communities, and under the guidance of the local health authority, a program to administer COVID-19 vaccinations was initiated at the Brucejack Mine.

There have been no outbreaks of COVID-19 at the Brucejack Mine during or since the end of the second quarter 2021.

During the three months ended June 30, 2021, a total of 330,480 tonnes of ore, equivalent to a throughput rate of 3,632 tonnes per day, were processed. This was a 1% increase from the comparable period in 2020, in which a total of 327,262 tonnes of ore, equivalent to a throughput rate of 3,596 tonnes per day, were processed.

The mill feed grade averaged 8.6 grams per tonne gold for the second quarter of 2021 compared to 8.9 grams per tonne gold in the comparable period in 2020. Mill feed grade was lower due to planned mine sequencing and lower grade stopes mined in the period. Gold recovery for the second quarter of 2021 was 97.4% compared to 96.7% in the comparable period in 2020.

For the six months ended June 30, 2021 a total of 671,537 tonnes of ore, equivalent to a throughput rate of 3,710 tonnes per day, were processed at mill feed grade of 8.4 grams per tonne. The tonnes processed, mill feed grade and gold recovery for the first six months of 2021 were consistent with the comparable period in 2020.

We continued our lateral development during the three months ended June 30, 2021, achieving approximately 1,153 meters per month (2020 – 1,075 meters per month) for a total of 3,460 meters completed during the second quarter 2021 (2020 – 3,224 meters).

Diamond drilling activity continued to progress during the second quarter of 2021, with nine diamond drills on site conducting infill and resource expansion drilling. Infill diamond drilling targeted Mineral Reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining. A total of 50,680 meters of diamond drilling was completed for the three months ended June 30, 2021.

We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production and additional platforms for resource expansion drilling. As of June 30, 2021, we had 316,500 drilled tonnes of stope inventory, an increase of 14.7% from 276,000 tonnes at March 31, 2021.

During the three months ended June 30, 2021, the Brucejack Mine produced 83,083 ounces of gold and 110,645 ounces of silver. For the comparable period in 2020, we produced 90,419 ounces of gold and 123,926 ounces of silver. The decrease in gold production was due to the residual effects of the COVID-19 outbreak in the first quarter of 2021, as well as performance issues with several stopes during and following the outbreak. Stope performance improved over the course of the quarter and as at June 30, 2021 there were 7,718 ounces of gold remaining in-circuit compared to 998 ounces as of June 30, 2020.

Second Quarter 2021 Financial Overview

Key Financial Metrics

	3 months ended Jun. 30,		6 months ended Jun. 30,
In thousands of USD, except for per oz data	2021	2020	2021	2020
		Restated (1)		Restated (1)
Gold sold (oz)	84,618	96,047	166,325	176,508
Average realized price ($/oz)[2]	1,804	1,738	1,804	1,677
Revenue ($)	152,308	166,567	294,736	293,127
Cost of sales ($)	97,844	99,895	191,640	184,036
EBITDA ($)[2]	72,749	86,137	140,809	142,397
Net earnings ($)	30,725	36,107	57,320	44,877
Per share – basic ($/share)	0.16	0.19	0.31	0.24
Per share - diluted ($/share)	0.16	0.19	0.30	0.24
Adjusted earnings ($)[2,3]	28,471	32,944	53,822	48,167
Per share - basic ($/share)[2,3]	0.15	0.18	0.29	0.26
Production cost ($/milled tonne)	214	196	206	187
Total cash cost ($/oz)[2]	854	749	842	766
AISC ($/oz)[2]	1,099	911	1,053	950

Abbreviations: t (tonnes), tpd (tonnes per day), g/t (gram per tonne) and oz (ounces).

1.	Amounts included in the table above for the three and six months ended June 30, 2020 have been restated to account for the voluntary change in accounting policy related to exploration and evaluation (“E&E”) expenditures. Refer to the “Change in Accounting Policy” section at the end of this news release.

2.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

3.	In addition to the voluntary change in accounting policy related to exploration and evaluation expenditures, adjusted earnings has been restated to reflect management’s new definition as described in the “Non-IFRS Financial Performance Measures” section.

The gold price rose over the course of 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. The gold price declined in the first quarter of 2021 before increasing during the second quarter of 2021 and remained higher than in the comparative periods of 2020. The average London Bullion Market Association AM and PM market price over the three and six months ended June 30, 2021, was $1,815 (2020 – $1,711) and $1,806 (2020 - $1,646) respectively per ounce of gold.

For the three months ended June 30, 2021, we sold 84,618 ounces of gold, a 11.9% decrease from 96,047 ounces of gold sold in the comparable period in 2020. The reduction in gold ounces sold was due to lower production as well as changes in inventory due to the timing of sales relative to production and higher levels of gold remaining in-circuit as at June 30, 2021. The average realized gold price was $1,804, a 3.8% increase from the average realized gold price in the comparable period in 2020.

Revenue of $152.3 million for the second quarter 2021 decreased by 8.6% from $166.6 million in the second quarter 2020. The decrease in revenue was primarily the result of lower ounces of gold sold, partially offset by the increase in the average realized gold price.

Total cash costs(1) for the three months ended June 30, 2021 were $854 per ounce of gold sold compared to $749 per ounce of gold sold in the comparable period in 2020. Total cash costs increased primarily due to higher production costs and a lower amount of gold ounces sold in the period.

All-in sustaining costs (“AISC”)(1) for the three months ended June 30, 2021 totaled $1,099 per ounce of gold sold compared to $911 per ounce of gold sold in the comparable period in 2020. AISC increased for the same reasons as total cash costs as well as higher levels of sustaining capital expenditures. Sustaining capital expenditures increased for the three months ended June 30, 2021 due to accelerated rates of underground development, comprehensive drill programs and improvement-oriented capital expenditures.

The impact of the strengthening Canadian dollar on total production costs during the second quarter of 2021 increased total cash costs and AISC by approximately $85 per ounce of gold sold in the period compared to the comparable period in 2020.

Production costs associated with COVID-19 safety protocols and the COVID-19 outbreak impacted total cash costs and AISC by approximately $22 per ounce of gold sold in the second quarter of 2021, compared to approximately $50 in the comparable period of 2020.

Net earnings and comprehensive earnings for the three months ended June 30, 2021 were $30.7 million compared to $36.1 million for the comparable period in 2020. The decrease in net earnings was primarily attributed to lower revenues, partially offset by a decrease in interest and finance expense on the Loan Facility, a decrease in deferred income tax expense and a decrease in costs of sales.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”)(1) of $72.7 million in the second quarter of 2021, decreased from $86.1 million in the comparable period of 2020 primarily due to decreased revenues.

Adjusted earnings for the three months ended June 30, 2021 were $28.5 million, compared to $32.9 million for the comparable period in 2020. Adjusted earnings was impacted by the same reasons as net earnings as well as fluctuations in foreign exchanges rates during the period.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release

Liquidity and Capital Resources

Cash Flow

	3 months ended Jun. 30,		6 months ended Jun. 30,
In thousands of USD	2021	2020	2021	2020
		Restated(1)		Restated(1)
Cash generated by operating activities ($)	73,077	91,171	134,340	142,455
Cash used in financing activities ($)	(57,495)	673	(75,135)	(22,268)
Cash used in investing activities ($)	(22,337)	(8,424)	(32,631)	(17,905)
Effect of foreign exchange rate changes on cash and cash equivalents ($)	364	748	1,216	(722)
Change in cash & cash equivalents ($)	(6,391)	84,168	27,790	101,560
Free cash flow ($)[2]	50,740	82,747	101,709	124,550

1.	Amounts included in the table above for the three and six months ended June 30, 2020 have been restated to account for the voluntary change in accounting policy related to E&E expenditures. Refer to the “Change in Accounting Policy” section at the end of this news release.

2.	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

During the three months ended June 30, 2021, we incurred $11.1 million on sustaining capital expenditures compared to $5.2 million in the comparable period in 2020. Sustaining capital expenditures during the period included underground development, resource drilling, and a purchase of the first electric haul truck. In the comparable period in 2020, sustaining capital expenditures included construction costs of the bulk gravity lab, capitalized development, and purchase of the underground ventilation regulators.

During the three months ended June 30, 2021, we incurred $18.9 million on expansion capital expenditures compared to $2.5 million in the comparable period in 2020. Significant expansion capital expenditures incurred during the period included construction costs for the new permanent camps at the Brucejack Mine, the new assay lab and integrated core shack. In the comparable period of 2020, expenditures included construction costs of the new mill dry.

Free cash flow for the three months ended June 30, 2021 were $50.7 million, compared to $82.7 million for the comparable period in 2020.

At June 30, 2021, the undrawn portion of the Loan Facility was $198.3 million with $1.7 million (C$2.1 million) used for a letter of credit supporting a reclamation deposit requirement.

Subsequent to the end of the quarter, on August 9, 2021, we refinanced the Loan Facility with the Amended Loan Facility (see news release dated August 9, 2021). The Amended Loan Facility is comprised of the $100.0 million Term Facility and the $250.0 million Revolving Facility.

The Term Facility was used to refinance the existing term loan ($100.0 million on the closing date) and the Revolving Facility is available for general corporate purposes. The Amended Loan Facility will mature on August 8, 2025. The Term Facility is to be repaid by way of seventeen equal quarterly installments of principal plus accrued interest commencing on September 30, 2021. Any funds drawn on the Revolving Facility are repayable in a single, lump sum payment (principal and accrued and unpaid interest) on the maturity date.

2021 Guidance

Gold Production	325,000 – 365,000 oz
Average grade	7.5 - 8.5 g/t
Recovery rate	~97%
Total cash cost	$820 - $920 / oz sold
Sustaining capital(2)	$40 - $45 million
AISC	$1,060 - $1,190 / oz sold
Expansion capital(2)	$65 - $75 million
Free cash flow(1)	$120 – $170 million

Abbreviations: t (tonnes), g/t (gram per tonne) and oz (ounces).

(1)	Free cash flow is based on a gold price of $1,700 per ounce.

(2)	The guidance for sustaining capital and expansion capital has been revised.

We have lowered the expected range of sustaining capital expenditures to $40.0 - $45.0 million from $50.0 - $55.0 million and are increasing our expected range of expansion capital expenditures to $65.0 - $75.0 million from $55.0 - $65.0 million.

All other 2021 guidance, previously announced in our news release dated January 18, 2021, remains unchanged.

We have lowered our guidance range for sustaining capital expenditures, a component of AISC, due to reduced activity levels in the first quarter due to the COVID-19 outbreak at the Brucejack Mine, as well as to reflect updated timing of activities and purchases. Sustaining capital expenditures include the capitalized portion of underground development and drill programs as well as improvement-oriented expenses, such as electric underground haul trucks to reduce costs related to ventilation and maintenance, increase productivity and reduce our carbon footprint.

Expansion capital expenditures include construction of permanent camps and projects to support the growth and to improve the efficiency of operations. We have increased our guidance range for expansion capital expenditures due to increased costs of input materials, more recent estimates provided by vendors, detailed engineering being completed and construction activities advanced in the first half of 2021 and, to a lesser extent, the strengthening of the Canadian dollar relative to the US dollar.

Qualified Persons

Patrick Godin, P.Eng., Vice President and Chief Operating Officer, Pretium Resources Inc. is a Qualified Person (“QP”) as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and has reviewed and approved the scientific and technical information contained in this news release, other than in respect of our drilling programs.

Stephanie Wafforn, P.Geo., Pretivm’s Resource Manager is the QP, as defined by NI 43-101, responsible for our drilling programs and has reviewed and approved the scientific and technical information in this news release related thereto.

Webcast and Conference Call

The webcast and conference call to discuss the second quarter 2021 operating and financial results and updates will take place Friday, August 13, 2021 at 7:30 am PT (10:30 am ET).

Webcast and conference call details:

Friday, August 13, 2021 at 7:30 am PT (10:30 am ET)

Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until August 27, 2021:

Toll Free (North America)	1-800-319-6413
Access Code	7008

About Pretivm

Pretivm is an intermediate gold producer and owns 100% the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:
Troy Shultz
Manager, Investor Relations &
Corporate Communications
Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Change in Accounting Policy – exploration and evaluation (“E&E”) expenditures

We adopted a voluntary change in our accounting policy for E&E expenditures, effective January 1, 2021 applying the change fully retrospectively. As a result, balances of comparative periods have been restated. Under the new policy, we recognize these expenditures as E&E costs in the statement of earnings in the period incurred until management concludes the technical feasibility and commercial viability of a mineral deposit has been established. Costs that represent the acquisition of rights to explore a mineral deposit continue to be capitalized. Prior to January 1, 2021, our policy was to capitalize E&E expenditures as E&E assets. Refer to Note 2B of the Company’s Financial Statements for further details related to accounting policy change.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

New definition of adjusted earnings and adjusted basic earnings per share

We use adjusted earnings and adjusted basic earnings per share to measure our underlying operating and financial performance.

Effective January 1, 2021, we changed the definition of adjusted earnings to better reflect what we consider our underlying operations of the business. All prior periods have been restated to reflect the new definition of adjusted earnings.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of our underlying operations, including: foreign exchange (gain) loss; (gain) loss on financial instruments at fair value; the impact of foreign exchange on Canadian denominated tax attributes, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation assets and associated tax impacts. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

In prior periods, adjusted earnings was defined as net earnings adjusted to exclude the following: accretion on convertible notes, amortization of Loan Facility transaction costs, deferred income tax expense, (gain) loss on financial instruments at fair value and non-recurring loss on sale of exploration and evaluation asset.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic and the Brucejack Mine, including anticipated operational and financial impacts (including, without limitation, impacts on our capital projects and associated costs and schedules) and our response and contingency plans; the effectiveness and costs of our COVID-19 management plans, including related protocols and procedures; business outlook and 2021 guidance, including production, expenditure, exploration, free cash flow and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated costs and cash and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine processing and production rate and gold recovery rate; capital modifications and upgrades, and estimated expenditures and timelines in connection therewith; our Amended Loan Facility, including its terms, maturity and repayment obligations; debt, operating, decommissioning, restoration and other obligations and commitments including their payment, timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our definition, sustaining, expansion and underground exploration drill programs, our follow up and near-mine exploration programs and our grassroots exploration program, and the specifications, targets, results, benefits, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; building stope inventory and providing flexibility in near-term mining; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity, capital requirements and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources and factors that could impact our liquidity; our capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters, assumptions and interpretation models used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and life of mine plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our officer compensation policy, approach and practice; our relationship with community stakeholders; expected reduction in carbon emissions and expected timelines for such reductions; litigation matters, including our expectations with regards to the merits thereof and liability resulting therefrom; environmental matters; deferred income tax expenses, payment of taxes, our tax rate and the timeline for paying cash taxes based on expectations for existing tax pools; changes in accounting policies and new accounting standards applicable to the Company (including methods of adoption) and their effects; and anticipated impacts; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and the impact of financial instruments on our earnings. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic and at the Brucejack Mine on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations; the effectiveness of our COVID-19 management plans, related protocols and preventative measures; the effect of restrictive covenants pursuant to the Loan Facility (now Amended Loan Facility); assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections and timelines; our production, gold grade, milling recovery, cash flow and cost estimates, including the accuracy thereof; commodity price fluctuations, including gold and silver price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties and expansion of our operations; our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties; our ability to generate operating revenues and cash flow in the future; failure of counterparties to perform their contractual obligations; general economic conditions; the inherent risks in the mining industry; the commercial viability of our current and any acquired mineral rights; availability of suitable infrastructure or damage to existing infrastructure; transportation, processing and refining risks; maintaining satisfactory labour relations with employees and contractors; significant governmental regulations, including environmental regulations; non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future; increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations; compliance with emerging climate change regulation and the detrimental effects of climate change; adequate internal control over financial reporting; various tax-related matters; potential opposition from non-governmental organizations; uncertainty regarding unsettled First Nations rights and title in British Columbia; maintaining our social license to operate; uncertainties related to title to our mineral properties and surface rights; land reclamation and mine closure requirements; our ability to identify and successfully integrate any material properties we acquire; currency exchange rate fluctuations; competition in the mining industry for properties, qualified personnel and management; our ability to attract and retain qualified management and personnel; disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles; some of our directors’ and officers’ involvement with other natural resource companies; potential inability to attract development partners or our ability to identify attractive acquisitions; compliance with foreign corrupt practices regulations and anti-bribery and other laws and regulations; changes to rules and regulations, including accounting practices; limitations in our insurance coverage and the ability to insure against certain risks; risks related to ensuring the security and safety of information systems, including cyber security risks; our anti-takeover provisions could discourage potentially beneficial third-party takeover offers; significant growth could place a strain on our management systems; share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price; failure to comply with certain terms of the convertible notes; reputational risks; the adequacy of our environmental, social and governance practices and reporting, and their impact on our reputation and our ability to obtain financing; future sales or issuances of our debt or equity securities; the trading price of our common shares is subject to volatility due to market conditions and our operational and financial performance; our ability to pay dividends in the foreseeable future; and certain actions under United States federal securities laws may be unenforceable. This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); the impact of the COVID-19 pandemic and outbreak, including on our operations and workforce; planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Mine; operating conditions; capital and operating cost estimates; planned expenditures and the timelines and potential impacts of such expenditures; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the litigation we are currently involved in. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this news release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this news release.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our other disclosure documents filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s (the “SEC”) website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this news release and the Pretivm Disclosure Documents. For the reasons set forth above, readers and prospective investors should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

Cautionary Notes to United States Investors

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this news release was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to United States companies. Accordingly, information contained in this news release will not be comparable to similar information made public by United States companies reporting pursuant to SEC disclosure requirements.